COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

August 8, 2017

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Adaptive Retirement 2020 Fund

Columbia Adaptive Retirement 2030 Fund

Columbia Adaptive Retirement 2040 Fund

Columbia Adaptive Retirement 2050 Fund

Columbia Adaptive Retirement 2060 Fund

Columbia Solutions Aggressive Portfolio

Columbia Solutions Conservative Portfolio

Post-Effective Amendment No. 301

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 301 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Adaptive Retirement 2020 Fund, Columbia Adaptive Retirement 2030 Fund, Columbia Adaptive Retirement 2040 Fund, Columbia Adaptive Retirement 2050 Fund, Columbia Adaptive Retirement 2060 Fund, Columbia Solutions Aggressive Portfolio and Columbia Solutions Conservative Portfolio to the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Patrick Gannon (617) 385-9534.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I